FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE 22nd OF SEPTEMBER, 2006

                                  msystems Ltd.
                                  -------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F      X                          Form 40-F
                     -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                                        No     X
               -----------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.


THIS FORM 6-K (INCLUDING THE EXHIBITS ATTACHED HERETO) IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-126774) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.



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                                EXPLANATORY NOTE

This Amendment on Form 6-K/A is being furnished by us as an amendment to our Report on Form 6-K furnished with the Securities and Exchange Commission on September 11, 2006, to replace in its entirety Exhibit 99.1 attached to such Report and substitute therefor the attached Exhibit 99.1A which contains our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2006 (which were inadvertently not attached to such Report).
Exhibit 99.1 which was inadvertently attached to the Report on Form 6-K filed on September 11, 2006 is not incorporated by reference into any of our Registration Statements, notwithstanding any statement to the contrary set forth in such Report. For convenience, Exhibit 99.2, which was attached to our Report on Form 6-K filed on September 11, 2006, is also attached to this Amendment.

                                    CONTENTS

The following documents, which are attached hereto, relating to the Registrant are incorporated by reference herein:



99.1A Unaudited interim consolidated financial statements of msystems Ltd. as of and for the six months ended June 30, 2006.

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations.







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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     msystems Ltd.
                                          --------------------------------------
                                                     (Registrant)

Date:  September 22, 2006                By:   /s/  Ronen Faier
       ----------------------                 ----------------------------------
                                                      Ronen Faier
                                                Interim Chief Financial
                                                       Officer









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